
September 23, 2024

Peter Flynn
Chief Executive Officer and President
Spaceship Purchaser, Inc.
320 Park Avenue, 23rd Floor
New York, NY 10022

> **Re: Spaceship Purchaser, Inc.**
> **Squarespace, Inc.**
> **Schedule TO-T/13E-3 filed September 16, 2024**
> **Filed by Spaceship Purchaser, Inc. et al.**
> **File No. 005-93410**

Dear Peter Flynn:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offering materials, unless otherwise indicated.

Schedule TO-T/13E-3 filed September 16, 2024
General

1. Note that only persons or entities that are <u>both</u> Schedule 13E-3 filers and offerors on the Schedule TO may file jointly. As such, it appears the Schedule TO may only include Parent and Merger Sub as filing persons and the remaining filing persons listed on the Schedule TO should file their own separate Schedule 13E-3.

2. Item 4 of Schedule 13E-3 requires a description of, among other things, "any provision made by the filing person in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person." See Item 1004(e) of Regulation M-A. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If no provision was made, so state.

3. Item 13 of Schedule 13E-3 requires the disclosure of all the financial information

specified in Item 1010(a) of Regulation M-A for the issuer of the subject class of securities. We note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If you elect to incorporate by reference the financial information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in Schedule TO.

4.   Please explain the meaning of the following defined terms and any other terms used in the Offer to Purchase that have not been defined therein: Permira Filing Parties (page 14), Caselena Filing Parties (page 31), Rollover Filing Parties (page 46), Intermediate 2 (page 74), MidCo (page 101), and HoldCo (page 101).

5.   See comment 4 above. While we note that you give capitalized terms used, but not otherwise defined, in the Offer to Purchase the same meaning ascribed to such terms in the Merger Agreement, please revise to define the term 'Unaffiliated Company Stockholders' in the body of the Offer to Purchase so that investors can readily compare it with the definition of 'unaffiliated security holder' under Exchange Act Rule 13e-3(a)(4). See also Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Interests of Squarespace's Directors and Executive Officers in the Offer, page 48

6.   We note the subsection entitled 'Golden Parachute Compensation' starting on page 52 of the Offer to Purchase. Please revise your Schedule 13E-3 to incorporate the disclosure in this section under Item 15, or otherwise advise. See Item 1011(b) of Regulation M-A.

Source and Amount of Funds, page 73

7.   We note your description of the Equity Financing starting on page 73 of the Offer to Purchase, which is "subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letters." Please expand upon this disclosure to include the material conditions in the Equity Commitment Letters. See Item 10 of Schedule 13E-3 and Item 1007(b) of Regulation M-A.

The Merger Agreement; Other Agreements, page 75

8.   We note the description of the Interim Investors Agreement on page 94 of the Offer to Purchase. Please further expand this disclosure to describe all material provisions of the Interim Investors Agreement. See Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions